HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2002	2001

(dollars in thousands)
Fixed charges
Total interest charges	$33,248	$35,918
Interest component of rentals	491	521
Pretax preferred stock dividend requirements of subsidiaries	1,080	1,080
Preferred securities distributions of trust subsidiaries	5,756	5,756

Total fixed charges	$40,575	$43,275

Earnings
Income before preferred stock dividends of HECO	$70,629	$70,646
Income taxes (see note below)	44,196	44,283
Fixed charges, as shown	40,575	43,275
AFUDC for borrowed funds	(1,392)	(1,711)

Earnings available for fixed charges	$154,008	$156,493

Ratio of earnings to fixed charges	3.80	3.62

Note:
Income taxes is comprised of the following
Income tax expense relating to operating income for regulatory purposes	$44,110	$44,210
Income tax expense relating to nonoperating results	86	73

	$44,196	$44,283